

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 6, 2023

Todd Michaels
Chief Executive Officer
Correlate Energy Corp.
220 Travis Street
Suite 501
Shreveport, LA 71101

>   **Re: Correlate Energy Corp.**
>   **Form 10-K for Fiscal Year Ended December 31, 2022**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2023**
>   **File No. 000-30746**

Dear Todd Michaels:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Years Ended December 31, 2022 and 2021, page 38

1.   Please revise to provide your discussion to quantify the key factors that resulted in the increases in sales and income from operations, and the extent these variances are attributable to changes in the amount of services sold and/or changes in prices and to the introduction of new services. Also, describe any unusual or infrequent events such as the negative impact of the COVID-19 pandemic or transactions (including acquisitions) or any significant economic changes that materially affected the amount of reported income from continuing operations and he extent to which income was so affected. Refer to Item 303(b)(2)(i) and (iii) of Regulation S-K.

Item 9A. Controls and Procedures, page F-22

2.   Please provide management's assessment of the effectiveness of disclosure controls and procedures at December 31, 2022 and disclose if there were any changes in internal control over financial reporting for the year then ended. Refer to Item 307 and Item 308(c) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2023

Condensed Consolidated Statement of Stockholders' Deficit
For the Six Months Ended June 30, 2023 and 2022, page 5

3.   Please explain how you determined the settlement of the derivative liability of $5,844,608 recognized as a credit to additional paid-in capital for the period ended June 30, 2023 and revise your disclosures in the footnotes accordingly.

Notes to Condensed Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Intangible Assets, page 8

4.   Please disclose the types, amounts, useful lives, accumulated amortization, and aggregate amortization over the next five years for your intangible assets at June 30, 2023. Refer to ASC 360-30-50.

Note 5. Equity
Warrants, page 15

5.   Please disclose where the amounts are recognized in the financial statements for the issuance of 3,127,858 warrants valued at $3,309,045 and the issuance of 5,229,900 warrants valued at $4,575,776 associated with the convertible notes during the six months ended June 30, 2023. Refer to ASC 470-20-25 and ASC 470-20-50.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services